The Awareness Group, Inc.

(formerly Freedom Holdings, Inc.)

10524 Independence Ave.

Chatsworth, CA 91311

October 30, 2025

VIA EDGAR

Securities and Exchange Commission

Attn: Todd Schiffman

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Awareness Group, Inc. (f/k/a Freedom Holdings, Inc.)
Registration Statement on Form S-1
File No. 333-285724

Dear Mr. Schiffman:

Please be advised that The Awareness Group, Inc. (f/k/a Freedom Holdings, Inc.) (the “Company”) hereby respectfully requests withdrawal of the above-mentioned Registration Statement pursuant to Rule 477 promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Act”). The Registration Statement was originally filed on March 12, 2025.

The Company needs additional time to revise the Registration Statement and accompanying financial statements to comply with the SEC’s most recently issued comments. Accordingly, the Company respectfully requests that the SEC grant an order permitting withdrawal of the Registration Statement and declare the withdrawal effective as soon as feasibly possible.

Sincerely,
/s/ Pablo Diaz
Pablo Diaz Chief Executive Officer